

Mail Stop 7010

September 30, 2008

Via U.S. mail and facsimile

Mr. Roger A. Cregg
Executive Vice President and Chief Financial Officer
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

> **RE:** **Pulte Homes, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 1-09804**

Dear Mr. Cregg:

We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

1. We note from your Risk Factors discussion and your Management Discussion and Analysis the existence of a backlog of orders for homes not yet closed in your homebuilding segment and of loan applications in your financial services segment. In future filings, in addition to your present disclosure of the dollar amounts of existing backlogs compared to the preceding fiscal year, please indicate the portion of those backlogs not reasonably expected to be filled within the current fiscal year. See Item 101(c)(viii).

Homebuilding Operations, page 4

2. In future filings, please disclose <u>total assets</u> for each reportable segment for each of the last <u>three</u> fiscal years here or include such information in Footnote 3 and provide an appropriate cross-reference. See Item 101(b) of Regulation S-K.

Item 5. Issuer Purchases of Equity Securities, page 15

3. In your tabular disclosure of the purchases of your own equity securities, the "Total" figure in column (d) does not appear to be the aggregate of the other figures in the same column. Please revise in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
- in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Law Clerk, at (202) 551-3330 or me at (202) 551-3767 if you have any questions.

Sincerely,

Jennifer R. Hardy
Branch Chief